Exhibit 99.2

Exhibit No.	Exhibits

99.2	Appointment of officers/Promotion to officer rank; and

Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

November 7, 2019

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.___

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

November 7, 2019

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Florentino D. Mabasa, Jr.___

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,611 As of September 30, 2019	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 7, 2019
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 4 (Resignation, Removal or Election of Directors or Officers) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 7, 2019:

1.	The Board confirmed the appointment of the following officers:

	Name	Position/Title	Effectivity Date
1.	Mary Julie C. Carceller	First Vice President/Head of Program Management – Chief Revenue Office	July 31, 2019
2.	Christopher B. Almazan	Vice President/Head of Retail Innovation	September 23, 2019
3.	Mitchie M. Arcaina	Vice President/Head of Organizational Change Management	June 17, 2019
4.	Aniceto M. Franco III	Vice President/Head of Enterprise Microbusiness	January 16, 2019
5.	Mary Eleanor Nadal-Wei	Vice President/Head of Strategic Partnerships and Corporate Development	August 26, 2019

Ms. Mary Julie C. Carceller has over 20 years of experience in customer experience, marketing programmes, and business markets. She served as Vice President of Smart for: (a) Multi-Segment Marketing from 2016 to 2017, (b) Smart Infinity from 2006 to 2017, and (c) Corporate Business Group and PR Management Group from 2002 to 2006. She obtained her Bachelor of Arts Degree in Mass Communications, Major in Marketing, Advertising, and Public Relations from the Assumption College. She attended the Advance Management Program of The Wharton School of Business, University of Pennsylvania.

Mr. Christopher Almazan has over 16 years of experience in consumer electronics and FMCG industry in Southeast Asia & Oceania region. Prior to joining PLDT in September 2019, he was the Head of Regional Retail Innovation, Southeast Asia & Oceania-Mobile Business Division, Regional Headquarters of Samsung Asia Pte., Ltd. He also served as Senior Global Retail Strategist-Mobile Business Division, Retail Team-Strategic Marketing Office (Global Headquarters), Mobile Communications Division of Samsung Electronics Co., Ltd. from April 2017 to April 2018, Head of Retail Marketing and Customer Excellence, IT & Mobile Business of Samsung Vina Electronics Co., Ltd from October 2013 to April 2017, and Senior Regional Retail Marketing Manager, Southeast Asia & Oceania-IT & Mobile Business Regional Headquarters of Samsung Asia Pte, Ltd. from April 2013 to October 2013. He obtained his Bachelor of Science Degree in Commerce, Major in Business Management and Entrepreneurship from San Beda College. He has a Postgraduate Degree in Strategy and Innovation from the University of Oxford and a Master of Science Degree in Marketing from De La Salle University.

Mr. Mitchie M. Arcaina served as an Assistant Vice President of Maynilad Water Services, Inc. for Human Resources from May 2016 to June 2017, and as a Senior Manager for Learning and Organization Development from October 2007 to May 2015. He also served as Head of Training and Development of Diversified Technology Systems Incorporated from October 2006 to October 2007. He obtained his Bachelor of Arts Degree in Speech Communication from the University of the Philippines, Master of Business Administration from Ateneo de Manila University and Regis University in Denver, Colorado, U.S.A., and Master of Science in International Human Resource Management and Comparative Industrial Relations with CIPD from University of Manchester, United Kingdom.

Mr. Aniceto M. Franco III worked as a company consultant on sales, marketing & business development from February 2016 to January 2017. Prior to that, he was the Vice President for Sales and Distribution, Distribution and Access Group of ABS-CBN Corporation from January 2014 to January 2016, Vice President and Group Head for Bayan Sales Group of Bayan Telecommunications, Inc. from 2011 to December 2013, and Vice President for Bayan Consumer Division of Bayan Telecommunications, Inc. from 2008 to 2010. He obtained his Bachelor of Science Degree in Business Economics, Major in Business Management from De La Salle University.

Ms. Eleanor Nadal-Wei served as Program Manager of Verizon Media (formerly Oath), Business Strategy, Partner Manager of Oath Ad Platforms (formerly Yahoo), and Platform Partner Manager of Yahoo Ad Exchange from February 2012 to July 2019. She also served as Senior Account Manager and Senior Ad Trafficker of Tribal Fusion from May 2006 to January 2012.  She obtained her Bachelor of Science Degree in Management, Major in Management of Communications Technology from Ateneo de Manila University.

2.	The Board approved the promotion of the following persons to the positions indicated opposite their respective names, effective November 7, 2019:

	Name	From	To
1.	Ma. Criselda B. Guhit	Vice President-Tax Management	First Vice President-Tax Management & Advocacy
2.	Princesita P. Katigbak	Vice President-National Key Accounts	First Vice President- National Key Accounts
3.	Roy Victor E. Ańonuevo	Assistant Vice President-HOME Business Operations & Services	Vice President-HOME Business Operations & Services
4.	Wilson S. Bobier	Assistant Vice President-Program, Resource & Integration Management	Vice President-Program, Resource & Integration Management
5.	Luis Gregorio D. Casas	Assistant Vice President-Alpha Relationship Management B	Vice President-Alpha Relationship Management B
6.	Raymond A. Racho	Assistant Vice President- Products and Billing Assurance	Vice President-Products and Billing Assurance
7.	Milan M. Topacio	Assistant Vice President-Network Operations Center	Vice President-Network Operations Center

3.

The Board declared a cash dividend of Php12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2019, payable on December 15, 2019 to the holder of record on November 22, 2019.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2019, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Florentino D. Mabasa, Jr.___

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

November 7, 2019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Florentino D. Mabasa, Jr.
Name	:	Florentino D. Mabasa, Jr.
Title	:	Assistant Corporate Secretary

Date:  November 7, 2019